भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.[redacted]
Washington D.C. [redacted]
U.S.A.

04010206

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & E
Central Offic
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/

दिनांक / Date : 26.02.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2003-2004

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/575 dated the 26.02.2004 addressed to The Stock Exchange, Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

हिंदी मे पत्राचार का हम स्वागत करते है, हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बॉण्ड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/फॅक्स/Fax: 91-22-285 5348

The Executive Director,
Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001

जा. क्रमांक / No. : CO/S&B/VR/2004/575

दिनांक / तारीख / Date : 26.02.2004

Dear Sir,

LISTING AGREEMENT : CLAUSE 30
APPOINTMENT OF STATUTORY AUDITORS FOR YEAR 2003-2004

In terms of Clause 30(c) of the Listing Agreement, we advise that the Reserve Bank of India, vide its notification No. DBS.ARS.No.571/08.21.002/2003-2004 dated 13th February, 2004 have appointed following 14 Audit Firms as Statutory Central Auditors for the Bank in terms of section 41(i) of the State Bank of India Act, 1955 until the next Annual General Meeting of the Bank:-

1. M/s B.M.Chatrath & Co., Kolkata
2. M/s Vyas & Vyas, Mumbai
3. M/s S.P.Chopra & Co., New Delhi,
4. M/s S.Viswanathan, Chennai,
5. M/s R.Devendra Kumar & Associates, Mumbai,
6. M/s O.P.Totla & Co., Indore,
7. M/s G.S.Mathur & Co., New Delhi,
8. M/s Sarma & Co., Kolkata
9. M/s Venugopal & Chenoy, Hyderabad,
10. M/s K.S.Aiyar & Co., Mumbai,
11. M/s B.D.Bansal & Co., Amritsar,
12. M/s K.P.Rao & Co., Bangalore,
13. M/s Chaturvedi & Company, Kolkata
14. M/s Phillipos & Co., Bangalore.

2. Out of the 14 firms, the following firms have been newly appointed for 2003-2004 Statutory Audit.

i) M/s Sarma & Co., Kolkata
ii) M/s Chaturvedi & Company, Kolkata

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)